SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                KINAM GOLD, INC.
                            (Name of Subject Company)

                            KINROSS GOLD CORPORATION
                            KINROSS GOLD U.S.A., INC.
                                   (Offerors)
                            (Name of Filing Persons)

      $3.75 SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    49448220
                      (CUSIP Number of Class of Securities)

                                SHELLEY M. RILEY
                                    Secretary
                            Kinross Gold Corporation
                            52nd Floor, Scotia Plaza
                               40 King Street West
                        Toronto, Ontario, Canada M5H 3Y2
                            Telephone: (416) 365-5123

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                       and Communications on Behalf of the
                                 Filing Person)

                                    COPY TO:

                               KEITH L. POPE, ESQ.
                       Parr Waddoups Brown Gee & Loveless
                       185 South State Street, Suite 1300
                         Salt Lake City, Utah 84111-1537
                                 (801) 532-7840

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

        TRANSACTION VALUATION                      AMOUNT OF FILING FEE

            $14,313,600*                                 $1,317

--------------------------------------------------------------------------------

         * This amount assumes the purchase of 894,600 shares of $3.75 Series B Convertible Preferred Stock, par value $1.00 per share, at the tender offer price of $16.00.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X|  third-party tender offer subject to Rule 14d-1.

         |_|  issuer tender offer subject to Rule 13e-4.

         |X|  going-private transaction subject to Rule 13e-3.

         |X|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


         Amount previously paid:  Not applicable.                      Filing party:  Not applicable.

         Form or registration No.:  Not applicable.                    Date filed:  Not applicable.

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in "Summary Term Sheet" in the Offer to Purchase (as defined below) is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the subject company and issuer of the $3.75 Series B Convertible Preferred Stock, par value $1.00 (the "Kinam Preferred"), is Kinam Gold Inc., a Nevada corporation (the "Kinam"), and the address and telephone number of its principal executive office are 802 East Winchester Avenue, Suite 100, Murray, Utah 84107, and (801) 290-1101. The filing persons are (i) Kinross Gold Corporation, an Ontario corporation ("Kinross"), and the address and telephone number of its principal executive office are 52nd Floor Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3Y2 and (416) 365-5123, and
(ii) Kinross Gold U.S.A., Inc., a Nevada corporation (the "Purchaser") and a wholly-owned subsidiary of Kinross, and the address and telephone number of its principal executive office are 802 East Winchester, Suite 100, Murray, Utah 84107 and (801) 290-1101. In an acquisition completed June 1, 1998, Kinross acquired all of the common stock of Kinam. This acquisition gave Kinross effective control of Kinam, since the outstanding Kinam common stock, which has 92,213,928 votes, and the Kinam preferred stock, which has 2,576,000 votes (each outstanding share of Kinam preferred stock has 1.4 votes), vote as a single class on all matters submitted to the shareholders, except as otherwise required by law or specifically provided by the terms of Kinam's articles of incorporation governing the Kinam preferred stock. In July, 2001, Kinross acquired 945,400 shares of the 1,840,000 outstanding shares of Kinam preferred stock, giving Kinross ownership of 51.4% of the Kinam preferred stock. Consequently, Kinross now controls 93,537,488 votes out of a total of 94,789,928 votes entitled to be cast on any matter submitted to the shareholders of Kinam. Kinross holds the shares of Kinam common stock and Kinam preferred shares that it owns indirectly through the Purchaser.

         (b) This Schedule relates to an offer by Kinross to purchase all of the publicly-held shares of the Kinam preferred stock (the "Shares"), for cash in the amount of $16.00 per Share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information set forth in "Introduction" and "Special Factors--History" in the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "The Offer--Price Range of Kinam Preferred Stock" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in "Schedule A" to the Offer to Purchase is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in "Summary Term Sheet," "Special Factors," "Consequences of the Tender Offer," "Introduction," "The Offer--Number of Shares; Expiration Date," "--Acceptance for Payment and Payment for Shares," "--Procedures for Accepting the Offer and Tendering Shares," "--Withdrawal Rights," "--Conditions of the Offer," "--Material Federal Income Tax Consequences," and "--Extension of Tender Period; Termination; Amendments" in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) The information set forth in "Special Factors--History," "--Background of the Tender Offer" and "--Relationships Between Kinross and Kinam" in the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in "Special Factors--History," and "--Background of the Tender Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in "Special Factors--Background of the Tender Offer" and "--Reasons for and Purposes of the Tender Offer" in the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Summary Term Sheet," "Special Factors--History" "--Consequences of the Tender Offer" and "Plans of Kinam and Kinross After the Tender Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in "The Offer--Source of Funds for and Expenses of the Offer" in the Offer to Purchase is incorporated herein by reference.

         (b) None.

         (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in "Summary Term Sheet," "Special Factors--History" "Introduction," "The Offer--Interests of Directors and Officers; Transactions and Agreements Concerning the Shares" and "--BeneficiaL Ownership of Kinam Preferred Stock" in the Offer to Purchase is incorporated herein by reference.

         (b) Not applicable.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) The information set forth in "The Offer--Source of Funds for and Expenses of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

         (a) The information set forth in "Introduction--Additional Financial Information" and "Additional Information" in the Offer to Purchase is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

         (a) The information set forth in "The Offer--Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

         (b) All portions of the Offer to Purchase, Exhibits to this Schedule TO and Letter of Transmittal not previously incorporated herein in response to the preceding items of this Schedule TO are incorporated herein by reference.

ITEM 12.  EXHIBITS.

         (a)(1)   (A)      Offer to Purchase, dated February 20, 2002.

                  (B)      Form of Letter of Transmittal.

                  (C)      Form W-9

                  (D)      Form of Notice of Guaranteed Delivery.

                  (E) Form of Letter to brokers, dealers, commercial banks, trust companies, and other nominees.

                  (F) Form of Letter to client for use by brokers, dealers, commercial banks, trust companies, and other nominees.

                  (G) Fairness Opinion, dated February 14, 2002, issued by Raymond James Ltd.

         (a)(2)   (A)      Solicitation/Recommendation Statement, dated
                  February 20, 2002, filed on Schedule 14D-9 dated February 20, 2002 by Kinam Gold Inc.

         (a)(3)   Offer to Purchase, dated February 20, 2002, filed as Exhibit
                  (a)(1)(A) hereto.

         (a)(4)   Not applicable.

         (a)(5)   (A)      Press release, filed on Schedule TO on February 4,
                  2002.

                  (B) Precommencement communications, filed on Schedule TO on February 6, 2002.

                  (C)      Press release, filed on Schedule TO on February 12,
                  2002.

                  (D) Press release, dated, filed on Schedule TO on February 15, 2002.

                  (E) Summary Advertisement published in the Wall Street Journal, dated February 20, 2002.

         (b)      Not applicable.

         (d)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         SCHEDULE 13E-3 ITEM 1.  SUMMARY TERM SHEET.

            The information set forth under Item 1 above of this Schedule TO is incorporated herein by reference.

         SCHEDULE 13E-3 ITEM 2.  SUBJECT COMPANY INFORMATION.

            (a) The information set forth under Item 2(a) above in this Schedule TO is incorporated herein by reference.

            (b) The information set forth under Item 2(b) above in this Schedule TO is incorporated herein by reference.

            (c) The information set forth under Item 2(c) above in this Schedule TO is incorporated herein by reference.

            (d) The information set forth in "Special Factors--History" and "--Background of the Tender Offer" in the Offer to Purchase is incorporated herein by reference.

            (e) Not applicable.

            (f) The information set forth in "Special Factors--History" and "The Offer--Interests of Directors and Officers; Transactions and Agreement Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

         SCHEDULE 13E-3 ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

            (a) The information set forth under Item 3(a) above in this Schedule TO is incorporated herein by reference.

            (b) Kinross Gold U.S.A., Inc. is organized under the laws of the State of Nevada.

            (c) The information set forth in "Schedule A" to the Offer to Purchase is hereby incorporated by reference.

         SCHEDULE 13E-3 ITEM 4.  TERMS OF THE TRANSACTION.

            (a) The information set forth under Item 4(a) above in this Schedule TO is incorporated herein by reference.

            (c) Not applicable.

            (d) The information set forth in "Special Factors--Dissenters Rights of Appraisal" in the Offer to Purchase is incorporated herein by reference.

            (e) The information set forth in "Special Factors--Fairness of the Offer" in the Offer to Purchase is incorporated herein by reference.

            (f) Not applicable.

         SCHEDULE 13E-3 ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

            (a) The information set forth under Item 5(a) above in this Schedule TO is incorporated herein by reference.

            (b) The information set forth under Item 5(b) above in this Schedule TO is incorporated herein by reference.

            (c) The information set forth in "Special Factors--History," "--Background of the Tender Offer," "--Alternatives to the Offer" and "The Offer--Interests of Directors and Officers; Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

            (e) Not applicable.

         SCHEDULE 13E-3 ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

            (b) The information set forth under Item 6(b) above in this Schedule TO is incorporated herein by reference.

            (c) The information set forth under Item 6(c) above in this Schedule TO is incorporated herein by reference.

         SCHEDULE 13E-3 ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

            (a) The information set forth in "Special Factors--Background of the Tender Offer," "--Consequences of the Tender Offer," "--Reasons for and Purposes of the Tender Offer" and "--Plans of KinaM and Kinross After the Tender Offer" in the Offer to Purchase is incorporated herein by reference.

            (b) The information set forth in "Special Factors--Alternatives to the Offer" in the Offer to Purchase is incorporated herein by reference.

            (c) The information set forth in "Special Factors--Background of the Tender Offer," "--Consequences of the Tender Offer" and "--Reasons for and Purposes of the Tender Offer" in the Offer to Purchase is incorporated herein by reference.

            (d) The information set forth in "Special Factors--Background of the Tender Offer," "--Consequences of the Tender Offer," "--Reasons for and Purposes of the Tender Offer" "--Consequences of tHE Tender Offer," "--Fairness of the Offer," "--Interests of Kinross in the Offer" and "--Plans of Kinam and Kinross After the Tender Offer" in the Offer to Purchase is incorporated herein by reference.

         SCHEDULE 13E-3 ITEM 8.  FAIRNESS OF THE TRANSACTION.

             (a) The information set forth in "Special Factors--Background of the Tender Offer" and "--Fairness of the Offer" in the Offer to Purchase is incorporated herein by reference.

             (b) The information set forth in "Special Factors--Background of the Tender Offer" and "--Fairness of the Offer" in the Offer to Purchase is incorporated herein by reference.

             (c) The information set forth in "Special Factors--Fairness of the Offer" in the Offer to Purchase is incorporated herein by reference.

             (d) The information set forth in "Special Factors--Fairness of the Offer" in the Offer to Purchase is incorporated herein by reference.

             (e) The information set forth in "Special Factors--Background of the Tender Offer" and "--Fairness of the Offer" in the Offer to Purchase is incorporated herein by reference.

             (f) Not applicable.

         SCHEDULE 13E-3 ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

             (a) The information set forth in "Special Factors--Background of the Tender Offer," "--Fairness of the Offer" and "--Fairness Opinion of Raymond James" in the Offer to Purchase is incorporated herein by reference.

             (b) The information set forth in "Special Factors--Fairness of the Offer" and "--Fairness Opinion of Raymond James" in the Offer to Purchase is incorporated herein by reference.

             (c) The information set forth in "Special Factors--Fairness Opinion of Raymond James" in the Offer to Purchase is incorporated herein by reference.

         SCHEDULE 13E-3 ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

             (a) The information set forth under Item 7(a) above in this Schedule TO is incorporated herein by reference.

             (b) The information set forth under Item 7(b) above in this Schedule TO is incorporated herein by reference.

             (c) The information set forth in "The Offer--Source of Funds for and Expenses of the Offer" in the Offer to Purchase is incorporated herein by reference.

             (d) The information set forth under Item 7(d) above in this Schedule TO is incorporated herein by reference.

         SCHEDULE 13E-3 ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

              (a) The information set forth under Item 8(a) above in this Schedule TO is incorporated herein by reference.

              (b) The information set forth under Item 8(b) above in this Schedule TO is incorporated herein by reference.

         SCHEDULE 13E-3 ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

              (d) The information set forth on the cover page in the Offer to Purchase is incorporated herein by reference.

              (e) The information set forth on the cover page and in "Summary Term Sheet" and "Special Factors--Fairness of the Offer" in the Offer to Purchase is incorporated herein by reference.

         SCHEDULE 13E-3 ITEM 13.  FINANCIAL STATEMENTS.

               (a) The information set forth in "Introduction--Additional Financial Information" in the Offer to Purchase is incorporated herein by reference.

               (b) The information set forth in "Introduction--Additional Financial Information" in the Offer to Purchase is incorporated herein by reference.

         SCHEDULE 13E-3 ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                (a) The information set forth in the Front and Back Cover Pages to the Offer to Purchase and in "Summary Term Sheet," "Special
Factors--Background of the Tender Offer," "--Fairness of the Offer," and "The Offer--Source of Funds for and Expenses of the Offer" in the Offer to Purchase is incorporated herein by reference.

                (b) Not applicable.

         SCHEDULE 13E-3 ITEM 15.  ADDITIONAL INFORMATION.

                (b) All portions of the Offer to Purchase, Exhibits to this Schedule TO and Letter of Transmittal not previously incorporated herein in response to the preceding items of this Schedule TO are incorporated herein by reference.

         SCHEDULE 13E-3 ITEM 16.  EXHIBITS.

                (a) The information set forth under Item 12(a) above in this Schedule TO is incorporated herein by reference.

                (b)  Not applicable.

                (c) (A) Fairness Opinion, dated February 14, 2002, issued by Raymond James Ltd., filed as exhibit (a)(1)(G) under Item 12 above

                     (B) Report to the Special Committee of the Board of Directors, dated February 14, 2002, issued by Raymond James Ltd.

                (d)  Not applicable.

                (f) Copy of Nevada Revised Statutes relating to Dissenters' Rights.

                (g)  Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Schedule TO is true, complete, and correct.


                                      KINROSS GOLD CORPORATION


February 20, 2002                     By /s/ Brian W. Penny
                                         ------------------
                                         Brian W. Penny
                                         Vice President, Finance and Chief
                                          Financial Officer




                                      KINROSS GOLD U.S.A., INC.


February 20, 2002                     By /s/ Brian W. Penny
                                         ------------------
                                         Brian W. Penny
                                         Treasurer and Director